AMENDMENT OF DECLARATIONS ENDORSEMENT

In consideration of the premium paid for this Policy, it is agreed that the policy period is amended as follows:

Effective 05/03/2017, it is hereby agreed for an additional premium of $75, the policy has been extended to 06/01/2017 as follows:

Inception Date: 05/03/2016

Expiration Date: 06/01/2017

All other provisions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

G139023A (8-01)                                                                                                    Policy No: 596684904

Page 1                                                                                                        Endorsement No: 9

Continental Insurance Company                                                                        Effective Date: 05/03/2017

Insured Named: Centerstone Investors Trust

© CNA All Rights Reserved.

A premium associated with the Fund’s Investment Company Blanket Bond in the amount of $75 has been paid for the extension period May 3, 2017 to June 1, 2017.

SECRETARY’S CERTIFICATE

I, Philip Santopadre, being the Secretary of Centerstone Investors Trust (the “Trust”), duly certify and attest that the Board of Trustees of the Trust adopted the following resolutions on March 3, 2017:

WHEREAS, the Board of Trustees of the Trust has determined that it is in the best interests of the Trust to obtain an extension, for the period May 3, 2017 until June 1, 2017, the current fidelity bond coverage covering the Trust against larceny and embezzlement by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the Investment Company Act of 1940, as amended, in such form and amounts which would cover gross assets in a range that would be appropriate for the Trust.

IT IS THEREFORE RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Trust’s Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with obtaining a fidelity bond extension.

/s/ Philip Santopdre

Philip Santopadre

Secretary of the Trust